UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: May 31, 2006

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cognos Incorporated

Full Name of Registrant

N/A

Former Name of Registrant if Applicable

3755 Riverside Drive, P.O. Box 9707, Station T

Address of Principal Executive Office (Street and Number)

Ottawa, Ontario, Canada K1G 4K9

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of the date hereof, the Company has delayed filing its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006 because of an ongoing review by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that may impact the manner in which the Company allocates revenue. The Staff review relates primarily to the manner in which the Company allocates revenue for postcontract customer support (“PCS”) in customer contracts having multiple elements such as PCS and license. In particular, the Commission Staff and the Company have been discussing the Company’s practices for establishing vendor-specific objective evidence for the fair value of PCS in these contracts for the purpose of allocating revenue to the PCS and license components. While the Company is working with the Commission Staff to conclude this review, the review is ongoing and the Company cannot provide any assurances as to its outcome. The Company has also delayed the filing of its Annual Report on Form 10-K for the fiscal year ended February 28, 2006 for the same reasons indicated above.

The Company’s revenue recognition policy is described in the “Critical Accounting Estimates” section contained in Item 7 of the Company’s Annual Report on Form 10-K for the fiscal year ended, February 28, 2005.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Tom Manley	(613)	738-1440

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s). [ ] Yes [X ] No

As indicated above in “PART III — NARRATIVE”, the Company delayed the filing of its Annual Report on Form 10-K for the fiscal year ended February 28, 2006.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

Cognos Incorporated

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2006	By: /s/ Tom Manley
Tom Manley
Senior Vice President, Finance and Administration
and Chief Financial Officer
(Principal Financial and Accounting Officer)

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